Exhibit 11

National Presto Industries, Inc.

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Third Quarter		First Nine Months

	2005	2004	2005	2004

Net Earnings (1)	$2,657	$1,989	$5,507	$4,877

Weighted average common shares outstanding (2)	6826	6822	6825	6820
Common share equivalents relating to stock options when dilutive	2	1	2	1

Adjusted common and common equivalent shares for computation (3)	6828	6823	6827	6821

Net earnings per share:
Basic (1 divided by 2)	$0.39	$0.29	$0.81	$0.72

Diluted (1 divided by 3)	$0.39	$0.29	$0.81	$0.71